

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2018

Robby Chang
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

      Re: Riot Blockchain, Inc.
          Current Report on Form 8-K filed October 4, 2017
          Response dated February 21, 2018
          File No. 001-33675

Dear Mr. Chang:

      We have reviewed your February 21, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2018 letter.

Response Dated February 21, 2018

General

1.   We note your response to prior comment 3. Your determination that you do not meet the definition of an investment company under ASC 946 appears to hinge on your assertion that you do not provide your investors with investment management services. Please explain your consideration as to whether your significant business activities fit within the broader context of investment management services. For example, ASC 946-10-55-16 illustrates that investment management services include providing access to investment opportunities unobtainable by individual investors. In this regard, your public disclosures have indicated that you are providing investors with investment exposure to the

blockchain ecosystem through targeted investments in the sector, with a primary focus on the bitcoin and ethereum blockchains.

2.	You assert in your response to prior comment 3 that the company's business purposes are publicly disclosed and consist of both capital appreciation and investment income. Please address the following:

- Describe for us the company's design, business purpose(s), and how it holds itself out to investors.
- Identify for us examples of your public disclosure referenced in your response that indicates that the company's business purposes consist of both capital appreciation and investment income.
- Clarify for us whether you have identified or intend to identify potential exit strategies for the company's investments through which the company can realize capital appreciation.
- Provide us with a description of the various business activities performed by the company and each of its consolidated subsidiaries and the nature of the returns generated by such activities (e.g., capital appreciation, investment income or operating income). For each entity, clarify whether it develops, produces or markets products and services (other than investment management services) for/to its customers.
- Describe for us the activities of the company's officers and directors (e.g. seeking investments for capital appreciation and/or investment income or for the purpose of providing goods and services to customers).
- Provide us with an analysis of the additional guidance in ASC 946-10-55-4 through ASC 946-10-55-10.

3.	In your response to prior comment 4 you indicate that you have not yet finalized your accounting and financial reporting policies for your digital assets but expect to do so as part of your year-end financial reporting process. We are therefore not in a position to evaluate the accounting and financial reporting considerations included in your response at this time. As a reminder, we do encourage companies and their auditors to consult with the Office of the Chief Accountant (OCA) on accounting and financial reporting matters, especially those involving unusual, complex, or innovative transactions for which no clear authoritative guidance exists. Instructions regarding pre-filing submissions to OCA can be found on our website at https://www.sec.gov/info/accountants/ocasubguidance.htm.

4.	We acknowledge your response to prior comment 1. We note that Exhibit A, which is referenced in your response, values the Company's investment in Coinsquare/goNumerical at $3,000,000 as of September 30, 2017. We note further that a shareholder letter dated February 16, 2018, filed with an 8-K on the same date, notes that the Company's stake in Coinsquare is "now valued at CAD $50 million" which is "over 15x higher than the valuation at which Riot first invested." Please provide a detailed calculation on an unconsolidated basis for a recent date (no earlier than February 28, 2018), for which assets held by the Company are included as "investment securities" for

Company Act Section 3 purposes.

<u>Exhibits</u>

5.   We note your response to prior comment 8. Please file the agreement promptly.

You may contact Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Harvey Kesner, Esq.